Sequans Communications
Annual General Meeting of Shareholders

For Shareholders of record as of May 15, 2026
Tuesday, June 30, 2026 11:00 AM, Local Time

INTERNET                            PHONE
1-866-858-9176
www.proxypush.com/SQNS
• Cast your vote online.            OR            • Use any touch-tone telephone.
• Have your Proxy Card ready.                    • Have your Proxy Card ready.
• Follow online instructions to record your vote            • Follow the simple recorded instructions

OR
MAIL
• Mark, sign and date your Proxy Card ready.
• Fold and return your Proxy Card in the postage-paid envelope provided

All votes must be received by 12:00 P.M. (Noon) Eastern time on June 26, 2025

PROXY TABULATOR FOR
SEQUANS COMMUNICATIONS
P.O. BOX 8016
CARY, NC 27512-9903

Sequans Communications

Instructions to The Bank of New York Mellon, as Depositary
(Must be received by 12:00 P.M. Eastern time on June 23, 2026)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business May 16, 2025 at the Annual Meeting of the Shareholders to be held on June 30, 2026, and any adjournments thereafter, in respect of the resolutions specified on the reverse side.

NOTE:
1. Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.

2. Subject to the terms of the Deposit Agreement, if no instruction is received, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote with respect to that matter the amount of deposited Shares represented by that amount of American Depositary Shares..

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Ordinary General Meeting and
Extraordinary Meeting of Shareholders
of Sequans Communications
Date:     June 30, 2026
See Voting Instruction On Reverse Side.

Please make your marks like this: x Use pen only

	For	Against	Abstain
Ordinary Matters
1. Approval of the statutory financial statements for the year ended December 31, 2025.
2. Approval of the consolidated financial statements for the year ended December 31, 2025
3. Correction of the third resolution of the combined general meeting of June 30, 2025 - allocation to the legal reserve
4. Allocation of net loss for the year ended December 31, 2025.
5. Related-party agreements.
6. Approval of the compensation plan for non-executive directors.
7. Renewal of Ms. Maria Marced as director.
8. Acknowledgement of end of terms of Mr. Hubert de Pesquidoux and Mr. Yves Maitre as directors.
9. Appointment of the statutory auditor
Extraordinary Matters
10. Issuance of stock subscription warrants to subscribe up to 25,000,000 ordinary shares (representing, to date, 250,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Richard Nottenburg, and Zvi Slonimsky; powers to be granted to the Board of Directors.

11. Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class.

12. Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors.

13. Setting an overall ceiling of 150,000,000 ordinary shares (representing, to date, 1.500,000 ADS) for issues of stock subscription warrants and restricted free shares granted pursuant to resolutions 11 and 12 of this general shareholders’ meeting.

14. Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €7,500,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders.

15. Amendment of the by-laws to permit written consultation and voting by correspondence of directors.
16. Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees.

17. Powers and formalities.

Authorized Signatures - This section must be
completed for your instructions to be executed.

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